CROSSHAIR APPOINTS NEW CHIEF FINANCIAL OFFICER

Dated: August 17, 2009	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce the appointment of Mr. Adam R. Kniec, CA, as Chief Financial Officer.

Mr. Kniec is a Canadian Chartered Accountant and a U.S. Certified Public Accountant and has over 12 years of accounting, auditing and financial reporting experience with Canadian and U.S. public companies, including a number of energy and resource companies.  Mr. Kniec is the founder and President of ArkOrion Enterprises Inc., a company that provides accounting and financial reporting services to Canadian and U.S. public companies.  Prior to forming ArkOrion Enterprises Inc. in 2007, Mr. Kniec was a Senior Manager at PricewaterhouseCoopers LLP in Vancouver, B.C.  Mr. Kniec received his CA designation in 2002 and is a member of the Institute of Chartered Accountants of British Columbia.  In 2003, Mr. Kniec received his U.S. Certified Public Accountant designation from the University of Illinois. He received his diploma in Accounting from Langara College in 1996 and an Advanced Certificate in Accounting from the Institute of Chartered Accountants of British Columbia in 1999.

Crosshair is granting to Mr. Kniec, under the terms of its stock option plan, options to purchase up to 200,000 common shares at a price of $0.19 per share.  The options are subject to vesting over a two year period and have an expiry date of August 10, 2014.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The Project is ventured with Ur-Energy, who bring with them additional management expertise to put Bootheel into production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  These assets fall outside of Labrador Inuit Lands and are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.